UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Barclay 971-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

12012099

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

KW 3/10

FOR OFFICIAL USE ONLY

AB 3/16

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Julie A. Grandstaff, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2011 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
LINDA R SEGER
NOTARY PUBLIC-OREGON
COMMISSION NO. 452065
MY COMMISSION EXPIRES SEPTEMBER 18, 2014

Julie Grstff 2/24/12

Signature Date

President

Title

Linda R. Seger

Notary Public

My Commission Expires: 9·18·2014

Deloitte.

Deloitte & Touche LLP
3900 U.S. Bancorp Tower
111 S.W. Fifth Ave.
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules "g" and "h" listed in the accompanying Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management, and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2012

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	4,593,221
Due from affiliates		877,390
Prepaid expenses		59,853
Deferred tax asset, net		164,468
Property and equipment		20,886
Other assets		6,715
Total assets	$	5,722,533
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	1,940,003
Due to affiliates		28,037
Income tax payable, net		19,006
Payroll related and other payables		345,949
Other liabilities		1,091
Total liabilities		2,334,086
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		3,083,696
Retained earnings		299,751
Total stockholder's equity		3,388,447
Total liabilities and stockholder's equity	$	5,722,533

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commission income	$ 18,732,227
Other income	58
Total revenues	18,732,285
Expenses:	
Commissions	18,732,227
Personnel	8,527,652
Sales and travel	2,083,928
Occupancy	1,642,657
Printing and postage	259,049
Other expenses	848,404
Total expenses	32,093,917
Operating expense offset for services provided to affiliates	(13,357,619)
Net expenses	18,736,298
Loss before income tax benefit	(4,013)
Income tax benefit	(10,574)
Net income	$ 6,561

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$	6,561
Deferred income taxes		(121,336)
Depreciation		794
Adjustments to reconcile net loss to net cash used in operating activities:		
Due to/from affiliates		(235,092)
Prepaid expenses		87,934
Income tax payable, net		135,513
Commissions payable		152,749
Payroll related and other payables		(36,454)
Other, net		(1,642)
Net cash used in operating activities		(10,973)
Cash flows from investing activities:		
Acquisition of property & equipment		(16,061)
Net cash used in investing activities		(16,061)
Decrease in cash and cash equivalents		(27,034)
Cash and cash equivalents, beginning of year		4,620,255
Cash and cash equivalents, end of year	$	4,593,221
Supplemental disclosure of cash flow information:		
Cash received during the year for income tax refunds	$	18,559

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2011	$ 5,000	$ 3,083,696	$ 293,190	$ 3,381,886
Net income			6,561	6,561
Balance, December 31, 2011	$ 5,000	$ 3,083,696	$ 299,751	$ 3,388,447

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker-dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the Financial Industry Regulatory Authority, Inc. Standard Insurance Company ("Standard"), a wholly owned subsidiary of StanCorp, developed a registered group annuity contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies.

The recordkeeping and administrative services of StanCorp's retirement plans unit, with group annuity contracts offered through Standard, are provided by Standard Retirement Services, Inc. ("Standard Retirement Services"). Retirement plan products and services are offered in all fifty states through Standard or Standard Retirement Services.

Subsequent Events — Management has evaluated subsequent events through the date these financial statements were available to be issued, February 24, 2012, and have concluded that there are no material subsequent events, which would require further disclosure.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and From Affiliates — Amounts due from affiliates were $877,390 at December 31, 2011. Amounts due to affiliates were $28,037 at December 31, 2011.

Other Assets — Other assets consists of renewal deposits with the Financial Industry Regulatory Authority, Inc.

Property, Plant and Equipment — At December 31, 2011, the Company had $20,886 of property plant and equipment, which is depreciated on a straight-line basis using a half-year convention. Accumulated depreciation was $2,667 at December 31, 2011. Useful lives are determined using StanCorp's asset life schedule. The current estimated weighted-average remaining useful life of fixed assets was 6.9 years as of December 31, 2011. Of the $20,886 property plant and equipment, $15,161 relates to leasehold improvements that have not been completed as of December 31, 2011. Therefore, no depreciation has been taken on these improvements.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable checks subject to state escheat reporting.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Other Income — Other income represents interest income and other income received which did not relate to commission income.

Personnel Expense — Personnel expense represents salaries paid to the Company's personnel.

Printing & Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement business.

Other Expenses — Other expenses include telephone, office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided by Standard — Related Party — Standard provides certain managerial and administrative services for the Company, including information systems, accounting, treasury, and other administrative services. These charges are netted against direct expense reimbursements by Standard and Standard Retirement Services pursuant to the Administrative Services Agreements with these affiliates. Sales office administration services include the expenses necessary to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2011 the Company did not have any material uncertain tax positions. At December 31, 2011 the Company had federal deferred tax assets of $164,468. Included in the provision for federal income tax benefit was $121,336 of deferred tax benefit for 2011. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of state and local income taxes, net of the federal benefit. The combined federal and state effective tax rate benefit was 263% for 2011. During 2011, the Company recognized prior year federal, state, and local net tax benefit adjustments of $12,425, which caused the effective rate to fluctuate. The effective tax rate was also affected by certain book-to-tax differences relative to the low level of taxable income which the Company reports. It is the Company's accounting policy to record income tax interest and penalties in the income tax provision.

Credit Risk Concentration — Over the course of 2011 the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution. During 2012, the Company will likely have cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $2,259,135 at December 31, 2011, which was $2,103,529 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1 at December 31, 2011.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company made no distributions to StanCorp during 2011.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	3,388,447
Less: nonallowable assets		1,129,312
Net capital before haircut on security positions		2,259,135
Haircut on security positions		-
Net capital	$	2,259,135
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	2,334,086
Ratio of aggregate indebtedness to net capital		1.03 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	155,606
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	155,606
Excess net capital	$	2,103,529
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	2,025,726

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2011.

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
3900 U.S. Bancorp Tower
111 S.W. Fifth Ave.
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 27, 2012

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP